                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-9


                  Solicitation/Recommendation Statement Under
            Section 14(D)(4) Of The Securities Exchange Act Of 1934

                              (Amendment No.     )

                             KATY INDUSTRIES, INC.
                           (Name of Subject Company)

                             KATY INDUSTRIES, INC.
                       (Name of Persons Filing Statement)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   486026107
                     (CUSIP Number of Class of Securities)

                               Robert M. Baratta
                     President and Chief Executive Officer
                        6300 S. Syracuse Way, Suite 300
                           Englewood, Colorado 80111
                                 (303) 290-9300
            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                       of the person(s) filing statement)

                                    Copy to:
                            Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 909-6000

[X]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                    KATY NEWS
                                    ---------
                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                             KATY INDUSTRIES, INC.
              ANNOUNCES RESULTS FOR FOURTH QUARTER AND YEAR 2000
                 AND DEFINITIVE AGREEMENT FOR RECAPITALIZATION

ENGLEWOOD, CO - March 30, 2001 -- Katy Industries, Inc. (NYSE: KT) today reported a net loss for the fourth quarter of 2000 of ($2,275,000) or ($.28) per diluted share, compared to net income of $4,459,000, or $.49 per diluted share, in the fourth quarter of 1999. Fourth quarter results of 2000 include unusual charges totaling ($706,000) after-tax, or ($.08) per share, while the same period results of 1999 include unusual income of $2,238,000 after-tax, or $.22 per diluted share. Unusual items are detailed on a schedule accompanying this release.

For the full year 2000, the Company reported a net loss of ($5,458,000) or ($.65) per diluted share, compared to net income of $10,455,000, or $1.21 per diluted share, in 1999. The year 2000 results include unusual charges totaling ($3,237,000) after-tax, or ($.39) per share, while 1999's results include unusual income of $1,848,000 after-tax, or $.18 per diluted share.

Katy indicated that it expects a loss for the first quarter of 2001 from its continuing segments which is estimated to be in the range of ($.20) to ($.30) per share, excluding unusual charges.

Katy also announced that the Board had determined to suspend payments of quarterly dividends and that the Company has obtained waivers from its existing bank lenders for compliance with certain financial covenants through June 30, 2001.

Katy further announced that it has entered into a definitive agreement with an affiliate of Kohlberg Investors IV, L.P. an affiliate of Kohlberg & Co. L.L.C. ("Kohlberg") for a recapitalization of Katy. Under the agreement, the Kohlberg affiliate would commence a tender offer for up to 2,500,000 shares of Katy common stock at a price of $8.00 per share and would purchase at least 400,000 shares of newly issued convertible preferred stock at $100 per share for not less than $40,000,000. Proceeds from the newly issued convertible preferred stock would principally be used to reduce Katy's existing debt and would also be used to partially redeem a third party's preferred interest in a Katy subsidiary.

Each preferred share would be convertible into 12.5 shares of common stock. The common stock underlying the preferred, together with the common stock to be purchased in the tender offer, would represent a majority of the outstanding common stock after giving effect to the conversion of the preferred.

The Kohlberg affiliate has obtained a commitment letter from Deutsche Banc Alex. Brown to provide Katy up to $150 million of senior secured term and revolving loans to refinance the balance of the Company's existing debt.

Completion of the transaction is subject to a number of conditions, including affirmative vote of Katy's shareholders to authorize the convertible preferred stock and to elect six Kohlberg designees as directors of the Company, who will then represent a majority of the Board, and completion of the sale of an operating subsidiary pursuant to an existing letter of intent.

--------------------------------------------------------------------------------
                              KATY INDUSTRIES, INC.
                                  HEADQUARTERS
            6300 S. SYRACUSE WAY, SUITE 300, ENGLEWOOD, CO 80111-6723
              TELEPHONE: (303) 290-9300 * FACSIMILE: (303) 290-9344
--------------------------------------------------------------------------------

KATY NEWS
---------
Page 2




Shareholder approval of the transaction will be the subject of a proxy statement expected to be mailed to Katy shareholders in April for a shareholders' meeting to be held in May, 2001. The tender offer will not be commenced until the proxy statement is mailed.

Mr. Robert M. Baratta, Katy's Chief Executive Officer, commented: "This transaction will increase Katy's financial strength. Shareholders will have the opportunity to tender shares in the tender offer at a substantial premium over our recent market price. Through the shares they keep, they will also be able to participate in the future of a financially stronger Katy."

Katy Industries, Inc. is a diversified corporation with interests primarily in Electrical/Electronics and Maintenance Products.

Kohlberg is a private merchant banking firm with offices in New York and California. Founded in 1987, Kohlberg has completed more than 70 acquisitions and recapitalization transactions in a variety of industries.

Company contact:
Stephen Nicholson, Vice President of Finance, in Englewood at (303) 290-9300, or at www.katyindustries.com
   ----------------------

Where You Can Find Additional Information:

Katy strongly advises all Katy shareholders to read Katy's proxy statement, which will be filed with the Securities and Exchange Commission (the "SEC"). Katy's proxy statement will contain important information that you should consider before making any decision about the proposals to be voted on at Katy's shareholder meeting. When completed, Katy's proxy statement will be mailed to all Katy shareholders and will be available, together with the annual report, quarterly reports, current reports and other documents filed by Katy, at no charge at the SEC's web site at http://www.sec.gov or from Katy by contacting Stephen Nicholson at (303) 290-9300.

Katy and certain other persons named below may be deemed to be participants in the solicitation of proxies under the rules of the SEC. Participants may include (1) the current directors of Katy: William F. Andrews, Robert M. Baratta, Amelia M. Carroll, Daniel B. Carroll, Wallace E. Carroll, Jr., Arthur
R. Miller, Charles W. Sahlman, Jacob Saliba and Glenn W. Turcotte, (2) the nominees to the board who are not currently directors: C. Michael Jacobi, Christopher Anderson, Samuel P. Frieder, James A. Kohlberg and Christopher Lacovara and (3) the executive officers of Katy who are not directors: Roger G. Engle, Larry D. Hudson, Michael H. Kane, Stephen P. Nicholson and William J. Wagner. A description of any interests that these persons have in proposals to be voted on at Katy's shareholder meeting will be available in the proxy statement.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Katy. At the time the tender offer is commenced, the acquiring entity will file a tender offer statement and Katy will file a solicitation/recommendation statement with the SEC with respect to the tender offer. The tender offer statement (including the offer to purchase, the related letter of transmittal and the other offer documents attached as exhibits

--------------------------------------------------------------------------------
                              KATY INDUSTRIES, INC.
                                  HEADQUARTERS
            6300 S. SYRACUSE WAY, SUITE 300, ENGLEWOOD, CO 80111-6723
              TELEPHONE: (303) 290-9300 * FACSIMILE: (303) 290-9344

--------------------------------------------------------------------------------

KATY NEWS
---------
Page 3

thereto) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the tender offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all Katy shareholders at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the solicitation/recommendation statement will also be available at no charge at the SEC's website at http://www.sec.gov.


Some of the foregoing communications constitute "forward-looking statements". Such forward-looking statements are subject to various risks and uncertainties and Katy claims the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These statements include all statements regarding the timing, completion and effect of the proposed recapitalization of Katy. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, including risks of consummation of the sale of the subsidiary of the Company referred to above, the ability to consummate the new financing with Bankers Trust Company and the ability to obtain the needed shareholder approvals on a timely basis, that, together with other risks and uncertainties detailed from time to time in Katy's filings with the SEC, may cause the actual results, performance or achievements of Katy to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The safe harbor is not applicable to the foregoing communications to the extent that they constitute tender offer materials and has not been judicially determined to be applicable to such communications to the extent that they constitute soliciting materials in connection with the tender offer.

--------------------------------------------------------------------------------
                              KATY INDUSTRIES, INC.
                                  HEADQUARTERS
            6300 S. SYRACUSE WAY, SUITE 300, ENGLEWOOD, CO 80111-6723
              TELEPHONE: (303) 290-9300 * FACSIMILE: (303) 290-9344
--------------------------------------------------------------------------------

KATY INDUSTRIES, INC. SUMMARY OF OPERATIONS

(In thousands, except per share data)


                                                                        Twelve Months Ended
                                                                     -------------------------     $                 %
                                                                     December 31, December 31,   Change           Change
                                                                        2000         1999       Inc/(Dec)        Inc/(Dec)
                                                                     ------------ ------------  ---------        ---------
Sales                                                                $ 553,249    $ 565,941     ($12,692)          (2.24%)
Cost of goods sold                                                     399,315      391,382        7,933            2.03%
                                                                     -----------  ---------    ---------        ---------
        Gross profit                                                   153,934      174,559      (20,625)         (11.82%)
Selling, general & administrative expenses                             144,839      146,788       (1,949)          (1.33%)
                                                                     -----------  ---------    ---------        ---------
        Operating income                                                 9,095       27,771      (18,676)         (67.25%)
Equity in loss of operations  to be disposed of                           (853)        (206)        (647)        (314.08%)
Interest and other, net                                                (14,011)     (10,515)      (3,496)         (33.25%)
                                                                     -----------  ---------    ---------        ---------
        (Loss) income before provision for income taxes                 (5,769)      17,050      (22,819)        (133.84%)
Benefit from (provision for) income taxes                                2,022       (3,217)       5,239          162.85%
                                                                     -----------  ---------    ---------        ---------
        (Loss) income before distributions on preferred securities      (3,747)      13,833      (17,580)        (127.09%)
Distributions on preferred interest of subsidiary, net of tax           (1,711)      (1,678)         (33)          (1.97%)
                                                                     -----------  ---------    ---------        ---------
        (Loss) income from continuing operations                        (5,458)      12,155      (17,613)        (144.90%)
Discontinued operations                                                     --       (1,700)          --              N/M
                                                                     -----------  ---------    ---------        ---------
        Net (loss) income                                              ($5,458)   $  10,455     ($15,913)        (152.20%)
                                                                     ===========  =========    =========        =========

Earnings (loss) per share of common stock - Basic
  Continuing segments - businesses to be retained                       ($0.19)   $    1.25       ($1.44)        (115.20%)
  Unusual items (1)                                                      (0.39)        0.22        (0.61)        (277.27%)
  Operations to be disposed of                                           (0.07)       (0.02)       (0.05)        (250.00%)
                                                                     -----------  ---------    ---------        ---------
    Income from continuing operations                                   ($0.65)   $    1.45       ($2.10)        (144.83%)
  Discontinued operations                                                   --        (0.20)        0.20          100.00%
                                                                     -----------  ---------    ---------        ---------
    Net (loss) income                                                   ($0.65)   $    1.25       ($1.90)        (152.00%)
                                                                     ===========  =========    =========        =========

Earnings (loss) per share of common stock - Diluted
  Continuing segments - businesses to be retained                       ($0.19)   $    1.21       ($1.40)        (115.70%)
  Unusual items (1)                                                      (0.39)        0.18        (0.57)        (316.67%)
  Operations to be disposed of                                           (0.07)       (0.01)       (0.06)        (600.00%)
                                                                     -----------  ---------    ---------        ---------
    Income from continuing operations                                   ($0.65)   $    1.38        (2.03)        (147.10%)
  Discontinued operations                                                   --        (0.17)        0.17          100.00%
                                                                     -----------  ---------    ---------        ---------
    Net (loss) income                                                   ($0.65)   $    1.21       ($1.86)        (153.72%)
                                                                     ===========  =========    =========        =========

Average shares outstanding - Basic                                       8,404        8,366
                                                                     ===========  =========
Average shares outstanding - Diluted                                     8,404       10,015
                                                                     ===========  =========

Dividends paid per share                                             $   0.300    $   0.300
                                                                     ===========  =========

Other Information
-----------------

Working capital, including current maturities of
        indebtedness in 2000 of $133,067                             ($ 28,265)   $ 120,893    ($149,158)        (123.38%)
                                                                     ===========  =========    =========        =========

Preferred interest in subsidiary                                     $  32,900    $  32,900    $       0            0.00%
                                                                     ===========  =========    =========        =========
Stockholders' equity                                                 $ 150,333    $ 160,311    ($  9,978)          (6.22%)
                                                                     ===========  =========    =========        =========
Capital expenditures                                                 $  14,196    $  21,066    ($  6,870)         (32.61%)
                                                                     ===========  =========    =========        =========
Operating income by segment:
        Electrical/Electronics                                       $   8,055    $   8,303    ($    248)          (2.99%)
        Maintenance Products                                            10,298       29,458      (19,160)         (65.04%)
        Corporate                                                       (9,258)      (9,990)         732            7.33%
                                                                     -----------  ---------    ---------        ---------
               Total                                                 $   9,095    $  27,771    ($ 18,676)         (67.25%)
                                                                     ===========  =========    =========        =========




N/M  Not meaningful

(1)  See attached Schedule of Unusual Items

KATY INDUSTRIES, INC. SUMMARY OF OPERATIONS

(In thousands, except per share data)




                                                                         Three Months Ended
                                                                   ------------------------------       $                %
                                                                    December 31,     December 31,    Change           Change
                                                                        2000             1999       Inc/(Dec)        Inc/(Dec)
                                                                   ------------        ---------    ----------      -----------

Sales                                                                $ 139,783         $ 164,570    ($ 24,787)         (15.06%)
Cost of goods sold                                                     104,716           118,025      (13,309)         (11.28%)
                                                                     ---------         ---------    ---------         --------
        Gross profit                                                    35,067            46,545      (11,478)         (24.66%)
Selling, general & administrative expenses                              34,413            39,252       (4,839)         (12.33%)
                                                                     ---------         ---------    ---------         --------
        Operating income                                                   654             7,293       (6,639)         (91.03%)
Equity in income of operations  to be disposed of                           44               716         (672)         (93.85%)
Interest and other, net                                                 (3,554)           (2,114)      (1,440)         (68.12%)
                                                                     ---------         ---------    ---------         --------
        (Loss) income before income taxes                               (2,856)            5,895       (8,751)        (148.45%)
Benefit from income taxes                                                1,011               687          324           47.16%
                                                                     ---------         ---------    ---------         --------
        (Loss) income before distributions on preferred securities      (1,845)            6,582       (8,427)        (128.03%)

Distributions on preferred interest of subsidiary, net of tax             (430)             (423)          (7)          (1.65%)
                                                                     ---------         ---------    ---------         --------
        (Loss) income from continuing operations                        (2,275)            6,159       (8,434)        (136.94%)
Discontinued operations                                                     --            (1,700)          --               N/M
                                                                     ---------         ---------    ---------         --------
        Net (loss) income                                              ($2,275)        $   4,459      ($6,734)        (151.02%)
                                                                     =========         =========    =========         =========

Earnings (loss) per share of common stock - Basic
  Continuing segments - businesses to be retained                       ($0.20)        $    0.41       ($0.61)        (148.78%)
  Unusual items (1)                                                      (0.08)             0.27        (0.35)        (129.63%)
  Operations to be disposed of                                            0.00              0.05        (0.05)        (100.00%)
                                                                     ---------         ---------    ---------         --------
    Income from continuing operations                                   ($0.28)        $    0.73       ($1.01)        (138.36%)
  Discontinued operations                                                   --             (0.20)        0.20          100.00%
                                                                     ---------         ---------    ---------         --------
    Net (loss) income                                                   ($0.28)        $    0.53       ($0.81)        (152.83%)
                                                                     =========         =========    =========         =========

Earnings (loss) per share of common stock - Diluted
  Continuing segments - businesses to be retained                       ($0.20)        $    0.39       ($0.59)        (151.28%)
  Unusual items (1)                                                      (0.08)             0.22        (0.30)        (136.36%)
  Operations to be disposed of                                            0.00              0.05        (0.05)        (100.00%)
                                                                     ---------         ---------    ---------         --------
    Income from continuing operations                                   ($0.28)        $    0.66        (0.94)        (142.42%)
  Discontinued operations                                                  --              (0.17)        0.17          100.00%
                                                                     ---------         ---------    ---------         --------
    Net (loss) income                                                   ($0.28)        $    0.49       ($0.77)        (157.19%)
                                                                     =========         =========    =========         =========

Average shares outstanding - Basic                                       8,396             8,380
                                                                     =========         =========
Average shares outstanding - Diluted                                     8,396             9,972
                                                                     =========         =========
Dividends paid per share                                             $   0.075         $   0.075
                                                                     =========         =========

Other Information
-----------------

Working capital, including current maturities of
        indebtedness in 2000 of $133,067                              ($28,265)        $ 120,893    ($149,158)        (123.38%)
                                                                     =========         =========    =========         =========

Preferred interest in subsidiary                                     $  32,900         $  32,900    $       0            0.00%
                                                                     =========         =========    =========         =========
Stockholders' equity                                                 $ 150,333         $ 160,311      ($9,978)          (6.22%)
                                                                     =========         =========    =========         =========
Capital expenditures                                                 $   2,468         $   9,810      ($7,342)         (74.84%)
                                                                     =========         =========    =========         =========
Operating income by segment:
        Electrical/Electronics                                       $   2,968         $   3,667        ($699)         (19.06%)
        Maintenance Products                                              (513)            5,433       (5,946)        (109.44%)
        Corporate                                                       (1,801)           (1,807)           6            0.33%
                                                                     ---------         ---------    ---------         --------
              Total                                                  $     654         $   7,293      ($6,639)         (91.03%)
                                                                     =========         =========    =========         =========



N/M  Not meaningful


(1)  See attached Schedule of Unusual Items

KATY INDUSTRIES, INC. SUMMARY OF UNUSUAL ITEMS

(In thousands, except per share data)
(all items after-tax)



                                               Three Months Ended                             Twelve Months Ended
                                      --------------------------------              --------------------------------------
                                      December 31,         December 31,             December 31,              December 31,
                                         2000                 1999                     2000                       1999
                                      ----------           ------------             ------------              ------------
                                                 Diluted                Diluted                     Diluted                 Diluted
                                        Amount  Per Share    Amount    Per Share      Amount       Per Share      Amount   Per Share


Severance and other restructuring     ($300)     ($0.03)     ($363)     ($0.04)       ($1,723)     ($0.21)        ($753)    ($0.07)

Product recall                           --          --         --          --           (523)      (0.06)           --         --

LIFO inventory adjustments              162        0.02       (669)      (0.07)          (423)      (0.05)         (669)     (0.07)

Inventory adjustments                  (892)      (0.11)        --          --           (892)      (0.11)           --         --
Proceeds on previously written-off
notes and investments                   324        0.04        520        0.05            324        0.04           520       0.05

Reduction of income tax reserves         --          --      2,750        0.28             --          --         2,750       0.27

                                      ----------------------------------------      ----------------------------------------------
                                      ($706)     ($0.08)   $ 2,238       $0.22        ($3,237)     ($0.39)      $ 1,848      $0.18
                                      ========================================      ==============================================